PRESS RELEASE                            Huntingdon Life Sciences Group plc
                                         ("Huntingdon") (NYSE/SEAQ:HTD)
                                         Woolley Road, Alconbury, Huntingdon
                                         Cambs PE28 4HS, England

                                         For Further Information:
                                         Richard A. Michaelson
                                         Phone:  UK: +44 (0) 1480 892194
                                                 US: (201) 525-1819
                                         e-mail: HuntingdonLS@aol.com

IMMEDIATE RELEASE
May 10, 2000

                   HUNTINGDON ANNOUNCES FIRST QUARTER RESULTS

Huntingdon, England, May 10, 2000 - Huntingdon Life Sciences Group plc ("Huntingdon" or the "Company") (NYSE:HTD) announced today that net revenues for the quarter ended March 31, 2000 were (pound)15.5 million ($24.7 million) an increase of 16% from revenues for the equivalent period last year of (pound)13.4 million ($21.8 million). Under UK GAAP the Company reported an operating loss of (pound)0.2 million ($0.4 million), down from (pound)1.2 million ($2.0 million) last year. Net loss after taxation for the first quarter was (pound)1.4 million ($2.3 million) compared to (pound)2.8 million ($4.6 million) for the equivalent period last year. Net loss per ordinary share was 0.5 pence compared to 1.0 pence last year. Net loss per ADR was 4.0 cents compared to 7.8 cents last year.

Under US GAAP the Company reported an operating profit of (pound)0.1 million ($0.1 million) compared to an operating loss of (pound)1.6 million ($2.5 million) for the equivalent period last year. Net loss after taxation for the first quarter was (pound)1.0 million ($1.6 million) compared to (pound)1.9 million ($3.1 million) last year. Net loss per ordinary share was 0.3 pence compared to 0.7 pence last year. Net loss per ADR was 3 cents compared to 5 cents last year. The principal differences between the UK and US reported results are non-cash charges associated with pension accounting and deferred taxation.

Andrew Baker, Huntingdon's Executive Chairman said:

"The strong year over year revenue growth and meaningful margin improvement is testament to our increasing success in strengthening Huntingdon's position as one of the world's leaders in non-clinical safety testing. Growth in backlog, new clients, and returning clients builds our confidence that high standards of scientific excellence and customer service are the right focus for us".

Brian Cass, Huntingdon's Managing Director added:

"New orders for the first quarter were 16% up on the first quarter of last year, and 10% ahead of the fourth quarter, helping to build our backlog to its highest level in almost three years. Revenues, showing some seasonal softness in some areas, were still level with the fourth quarter. We are also encouraged by the 16% year over year growth and the (pound)1 million reduction in operating losses, which represents an incremental margin of approximately 50%".

Huntingdon Life Sciences Group plc is one of the world's leading CROs providing product development services to the pharmaceutical, agrochemical and biotechnology industries. Huntingdon brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. Huntingdon operates research facilities in the United Kingdom (Huntingdon and Eye, England) and the United States (The Princeton Research Centre, New Jersey).

This announcement contains statements that may be forward-looking as defined by the USA's Private Litigation Reform Act of 1995. These statements are based largely on Huntingdon's expectations and are subject to a number of risks and uncertainties, certain of which are beyond Huntingdon's control, as more fully described in Huntingdon's Form 10-K for the year ended December 31, 1999, as filed with the US Securities and Exchange Commission.

                          * * * TABLES TO FOLLOW * * *

                       HUNTINGDON LIFE SCIENCES GROUP plc

                                 ("HUNTINGDON")
                                (NYSE/SEAQ - HTD)

                  SUMMARY OF UNAUDITED CONSOLIDATED PROFIT & LOSS ACCOUNTS


3 Months ended March 31                          2000             1999
-----------------------
                                           (pound)000's      (pound)000's
                                                             As restated
Revenues                                       15,463           13,383

Cost of sales                                (13,331)         (12,366)
                                             ---------      -----------

Gross profit                                    2,132            1,017
Selling and administration                    (2,367)          (2,267)
                                             ---------      -----------

Loss on ordinary activities before  interest    (235)          (1,250)
Interest receivable and similar income            207              372
Interest payable and similar charges          (1,421)          (1,915)

                                             ---------      -----------

Loss on ordinary activities before taxation   (1,449)          (2,793)
Taxation                                            -                -
                                             ---------      -----------

Loss after taxation                           (1,449)          (2,793)
                                             ---------      -----------

Loss per share -       - basic                    0.5              1.0
(pence)
                       - diluted                  0.5              1.0
                                             ---------      -----------

Loss per ADR - (cents) - basic                    4.0              7.8
                       - diluted                  4.2              8.2
                                             ---------      -----------

Consolidated Statement of Total Recognised Gains and Losses

For the 3 months ended March 31

                                                 2000             1999
                                            (pound)000's      (pound)000's
Loss for the period                           (1,449)          (2,793)

                                             ---------      -----------
Total losses recognised since last
report and accounts                           (1,449)          (2,793)
                                             ---------      -----------

                SUMMARY OF UNAUDITED CONSOLIDATED BALANCE SHEETS


As at March 31                                   2000             1999
--------------
                                            (pound)000's     (pound)000's
                                                            As restated
Fixed Assets                                   68,433           75,266
                                             ---------      -----------

Stock                                             839            1,123
Debtors                                        16,422           14,074
Cash and short term investments                 3,575            8,017
                                             ---------      -----------

Current assets                                 20,836           23,214
Bank loans and overdrafts                    (22,586)                -
Creditors and taxation                       (17,210)         (19,676)
                                             ---------      -----------

Net current (liabilities)/assets             (18,960)            3,538
                                             ---------      -----------

Total assets less current liabilities          49,473           78,804
Convertible capital bonds                    (30,677)         (30,064)
Long term loans                                     -         (24,500)
Provisions for liabilities and charges        (2,642)          (2,818)
                                             ---------      -----------

Shareholder funds - all equity                 16,154           21,422
                                             ---------      -----------

                  SUMMARY OF UNAUDITED CONSOLIDATED CASH FLOWS


3 Months ended March 31                          2000             1999
                                             (pound)000's   (pound)000's

                                                            As restated
Operating loss                                  (235)          (1,250)
Depreciation                                    1,459            1,485
Movement in provisions                          (112)          (1,234)
Movement in other working capital               (474)          (1,306)
                                             ---------      -----------

Net cash inflow/(outflow) from operating
  activities                                      638          (2,305)
Net interest paid                             (1,601)          (1,517)
Purchase of fixed assets (net of disposals)     (720)          (1,017)
                                             ---------      -----------

Net cash outflow before use of liquid
resources and financing                       (1,683)          (4,839)

Management of liquid resources
Movement in short term investments              2,200            4,000

Financing:
     Repayments of amounts borrowed                 -            (500)
                                             ---------      -----------

Net cash outflow from financing                     -            (500)
                                             ---------      -----------

Increase/(decrease) in cash and cash              517          (1,339)
equivalents
                                             ---------      -----------

Notes:

(1)Bank loans totalling (pound)22,586,000 are repayable on August 31, 2000. The directors are currently involved in negotiations to provide adequate financing following the expiry of these loans. This finance could be asset backed or supported by projected cash flows. The negotiations are at an early stage and although the directors are confident that they will be able to achieve the financing prior to August 31, 2000 it is as yet too early to predict the outcome as there are uncertainties involved in either approach.

   In the light of the above the directors have formed a judgement that it is appropriate to adopt the going concern basis in preparing the accounts. The financial statements do not include any adjustments that would result from an inability to secure adequate finance.

(2)These results have been prepared in accordance with UK GAAP but do not constitute Statutory Accounts as defined by the UK Companies Act 1985 and have not been audited.

(3)Certain figures in the accounts for the three months ended March 31, 1999 have been reclassified so that their presentation mirrors that in the accounts for the three months ended March 31, 2000. These are the provision for pension costs, exchange differences on the Convertible Capital Bonds, short term investments and IT costs.

(4)Loss per share is based on an average of 291,010,294 (1999, 291,010,294) Ordinary Shares outstanding during the 3 month period ended March 31, 2000.

(5)Diluted   loss  per  share  is  based  on  an  average   273,747,301   (1999,
   277,665,772) Ordinary shares outstanding during the 3 month period ended March 31, 2000.

(6)Loss per ADR is calculated using an exchange rate of $1.60 = (pound)1.00 (1999, $1.63 = (pound)1.00). Each ADR represents five Ordinary Shares.

(7)For the purposes of consolidation an average exchange rate of $1.60 = (pound)1.00 has been used in the 3 month period ended March 31, 2000 (1999, $1.63 = (pound)1.00).

(8)A printed copy of this quarterly report is being posted to shareholders and is available on request from the Registered Office at Woolley Road, Alconbury, Huntingdon Cambs PE28 4HS.